
06040709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


JUN 2 8 2006

# FORM 11-K

## FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________.

**Commission file number:** 333-52600



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A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo Financial Thrift and Profit Sharing Plan
c/o Wells Fargo Financial, Inc.
800 Walnut Street
Des Moines, Iowa 50309

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

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## Table of Contents

| | Page |
|---|---|
| **Wells Fargo Financial Thrift and Profit Sharing Plan Financial Statements and Supplemental Schedule** | |
| Report of Independent Registered Public Accounting Firm | 1 |
| Financial Statements as of and for the Years Ended December 31, 2005 and 2004: | |
| Statements of Net Assets Available for Plan Benefits | 2 |
| Statements of Changes in Net Assets Available for Plan Benefits | 3 |
| Notes to Financial Statements | 4 |
| Supplemental Schedule as of December 31, 2005: | |
| Schedule of Assets (Held At End of Year) | 8 |
| **Signature** | S-1 |
| **Exhibit Index** | E-1 |
| **Exhibit 23 – Consent of Independent Registered Public Accounting Firm** | |



**KPMG LLP**
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

## Report of Independent Registered Public Accounting Firm

Plan Administrator
Wells Fargo Financial Thrift and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of Wells Fargo Financial Thrift and Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements referred to above present fairly, in all material respects, the financial position of Wells Fargo Financial Thrift and Profit Sharing Plan as of December 31, 2005 and 2004, and the results of its changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits of the Plan's financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

June 16, 2006

# WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

## Statements of Net Assets Available for Plan Benefits

| | December 31, | |
|---|---|---|
| Assets: | 2005 | 2004 |
| Investments, at quoted fair value: | | |
| Common stock funds | $ 377,063,045 | $ 301,560,002 |
| Wells Fargo common stock | 23,813,649 | 18,778,228 |
| Cash reserve fund | 22,792,095 | 17,317,618 |
| Wells Fargo Financial Intermediate Bond fund | 65,144,459 | 64,764,060 |
| Investments, at estimated fair value: | | |
| Participant loans | 10,520,235 | 8,910,740 |
| Total investments | 499,333,483 | 411,330,648 |
| Employer contributions and other receivables | 58,048,425 | 53,206,785 |
| Total Assets | 557,381,908 | 464,537,433 |
| Liabilities: | | |
| Contribution refund payable | 241,764 | - |
| Net assets available for Plan benefits | $ 557,140,144 | $ 464,537,433 |

See accompanying notes to financial statements.

## WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

### Statements of Changes in Net Assets Available for Plan Benefits

| | For the Years Ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| Additions to net assets attributed to: | | |
| Investment gain: | | |
| Interest | $ 1,268,686 | $ 931,650 |
| Dividends | 12,707,931 | 5,464,417 |
| Net appreciation in fair value of investments | 16,643,735 | 25,949,075 |
| Net investment gain | 30,620,352 | 32,345,142 |
| Contributions: | | |
| Employer | 58,048,425 | 53,206,785 |
| Employee | 37,839,895 | 31,966,946 |
| Total contributions | 95,888,320 | 85,173,731 |
| Aman assets transferred In | 2,393,537 | - |
| Other income | 1,607 | - |
| Total additions | 128,903,816 | 117,518,873 |
| Deductions from net assets attributed to: | | |
| Participant withdrawals | 36,293,453 | 29,176,207 |
| Administrative expenses | 7,652 | 22,873 |
| Total deductions | 36,301,105 | 29,199,080 |
| Net increase in net assets available for Plan benefits | 92,602,711 | 88,319,793 |
| Net assets available for Plan benefits at: | | |
| Beginning of year | 464,537,433 | 376,217,640 |
| End of year | $ 557,140,144 | $ 464,537,433 |

See accompanying notes to financial statements.

1. **Description of Plan.**

The following description of the Wells Fargo Financial Thrift and Profit Sharing Plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Under the Plan any eligible employee who has completed one month of Eligibility Service (as defined in the Plan) is eligible to participate in the Plan by making contributions thereto.

Contributions to provide benefits under the Plan are made by participating employees and by Wells Fargo Financial, Inc. (the "Company") and its participating subsidiaries and affiliated companies (the "Employer"). Under the Plan, an employee may make designated basic pre-tax contributions equal to 25 percent, in 1 percen increments, of his or her compensation (with compensation not to exceed $210,000 for 2005). Contributions made by an employee are credited to his or her employee contribution account. The Employer makes matching basic and discretionary contributions. The basic contribution is $1.00 for each $1.00 of employee contributions, up to 6 percent of compensation, made during the year. The Employer may also make a discretionary contribution up to an additional $1.50 for each $1.00 of employee contributions, up to 6 percent of compensation, made during the year. This amount is determined by the Wells Fargo Financial Compensation Committee. However, no contributions are made by the Employer for basic employee contributions made durin the year by a person who is not in the employ of the Employer or an affiliated company on December 31 of that year, with the exception of those who separated from service during the year due to death, disability or retirement. Contributions made by the Employer are credited to the respective employer contribution accounts of the participating employees. Employee and employer contributions credited to the accounts of a participating employee for a plan year are limited to the lesser of (i) a maximum fixed dollar amount ($42,000 for 2005 and $41,000 for 2004), or (ii) 100 percent of such employee's compensation for such year. Employee and employer contributions credited to the accounts of a highly compensated participant (a participant whose compensation exceeded $95,000 in 2005 and $90,000 in2004) for a plan year may be further limited based on the actual contribution percentages for non-highly compensated participants.

Under the Plan, each employee shall become a participant in the matching portion of the Plan on the January 1, April 1, July 1, or October 1 coincident with or next following the date as of which the employee has completed one year of Eligibility Service.

Employees are fully vested in their employer contribution accounts after six Years of Vesting Service (as defined in the Plan), or upon termination of employment due to death, disability, or retirement on or after age 65. Employees become partially vested in their employer contribution accounts at a rate of 10 percent for each Year of Service completed in years one and two and 20 percent in years three through six. Employees are at all time fully vested in their employee contribution accounts. Forfeitures are used to reduce subsequent employer contributions and amounted to $1,530,544 and $847,456 for 2005 and 2004, respectively. Upon termination of employment, various benefit payout alternatives are available at the employee's option.

Under the Plan, a provision for hardship withdrawals for active employees is available.

1. **Description of the Plan, Continued.**

An employee may borrow from his or her fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balances. Loan terms range from 1-5 years or up t 10 years for the purchase of a primary residence. The loans are secured by the balance in the employee's accounts and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates on Plan loans issued after January 1, 2000 are the prime interest rate plus one percent per annum. Interest rates on Plan loans issued prior to January 1, 2000 are 16 percent per annum. Principal and interest is paid ratably through semi-monthly payroll deductions.

The Plan allows participants to select the manner in which their respective employee and employer contribution account balances are invested from a variety of investment options. Assets in each of the available investment funds are valued daily.

The Plan provides for the allocation of Plan assets in the event the Plan is terminated by the Company, which reserves that right. Each participant will receive payment of the entire amount credited or allocated to his or her employee and employer contribution accounts as of the date of termination, less the proportionate share of any termination expenses incurred by Wells Fargo Thrift & Profit Sharing Trust (the "Trust").

2. **Summary of Accounting Policies.**

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting

Dividend Income. Dividend income from the trustee-managed investment funds is recorded on a cash basis, which approximates the accrual method of accounting. Dividend income includes income and capital gain distributions from mutual funds.

Valuation of Investments. Investments other than participant loans are stated at fair value based on quoted market prices. The fair value of participant loans are valued as estimated by the trustee.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accountinç principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Participant Withdrawals. Benefits are recorded when paid, which approximates the accrual method of accounting. As of December 31, 2005 and 2004, benefits of $5,015 and $2,700, respectively, were due to participants who have withdrawn from participation in the Plan.

3. **Tax Status of the Plan.**

The Plan obtained its latest determination letter on September 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the effective date of the latest determination letter. As part o this process the Company has made a request for a new determination letter from the IRS. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the Trust was tax-exempt as of the financial statement date.

## 4. Administration.

The Plan is administered by the Retirement Committee appointed by the Board of Directors of the Company. Th Company pays certain administrative costs relating to the Plan, and personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

On July 1, 2002, Wells Fargo Bank, N.A. (formerly Wells Fargo Bank Minnesota, N.A.) became the trustee of th Trust and record keeper of the Plan. Wells Fargo Bank is an affiliate of the Company.

## 5. Investments.

The Plan's investments (including investments bought, sold, as well as held during the year) appreciated in value by $16,643,735 for 2005 and by $25,949,075 for 2004 as follows:

| Net Appreciation in Fair Value | 2005 | 2004 |
|---|---|---|
| Common stock funds | $14,904,775 | $22,825,815 |
| Wells Fargo common stock | 375,935 | 956,520 |
| Wells Fargo Financial Intermediate Bond fund | 1,363,025 | 2,166,740 |
| | $16,643,735 | $25,949,075 |

The Plan holds certain debt securities of the Company as investments in the Wells Fargo Financial Intermediate Bond Fund. The Wells Fargo Financial Intermediate Bond Fund is a group of investments managed by Company personnel. These securities are purchased on the open market at prevailing market rates and, upon maturity, are redeemed at par by the Company.

The fair value of individual investments that represent 5.0 percent or more of the Plan's net assets at December 31 are as follows:

| | 2005 | 2004 |
|---|---|---|
| Dodge & Cox Balanced Fund | $39,100,010 | $27,877,236 |
| Wells Fargo Financial Intermediate Bond Fund | 65,144,459 | 64,764,060 |
| Wells Fargo Advantage Index Fund | 39,868,505 | 35,362,605 |
| Wells Fargo Advantage Large Company Growth Fund | 89,006,488 | 86,183,701 |
| Wells Fargo Advantage C & B Mid Cap Value Fund | 50,910,958 | 45,136,970 |
| American Europacific Growth Fund | 42,039,539 | 26,238,307 |
| Neuberger Berman Genesis Trust Fund | 39,889,218 | 21,533,760 |

## 6. Party-in-Interest Transactions.

The Plan engages in transactions involving the acquisition or disposition of shares of Wells Fargo Mutual Funds, Wells Fargo Financial Intermediate Bond Fund and Wells Fargo & Company Common Stock. Wells Fargo Financial and Wells Fargo & Company are parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

7. **Plan Merger**.

The Company has decided to merge the Plan into the Wells Fargo & Company 401(k) Plan (the "401(k) Plan") effective July 1, 2006. The Company will make a matching contribution to the Plan for the short plan year ending June 30, 2006. Effective after the plan merger, the Plan's matching contribution account will become vested pursuant to the four year vesting schedule in the 401(k) Plan rather than the six year vesting schedule currently contained in the Plan.

8. **Aman Assets Transferred In**.

Effective January 1, 2005 the Aman Collection Service, Inc. 401(k) Retirement Plan was merged into the Plan. Assets in the amount of $2,393,537 were transferred into the Plan. Participants of the Aman Collection Service, Inc 401 (k) Retirement Plan who were not fully vested on December 31, 2004 became fully vested effective December 31, 2004.

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

Schedule of Assets (Held At End of Year)

December 31, 2005

| | Identity of issue, borrower, lessor, or similar party | Description of investment including maturity date, rate of interest, collateral, par or maturity value | Current Value |
|---|---|---|---|
| | ABN/AMRO Veredus Aggressive Growth Fund | 707,117 shares | $ 13,583,713 |
| | American Europacific Growth Fund | 1,022,860 shares | 42,039,539 |
| | Dodge & Cox Balanced Fund | 480,698 shares | 39,100,010 |
| | Fidelity Dividend Growth Fund | 528,164 shares | 15,205,833 |
| | MFS Mid Cap Growth Fund | 1,878,075 shares | 17,240,724 |
| | Neuberger Berman Genesis Trust Fund | 821,611 shares | 39,889,218 |
| | Van Kampen Comstock Fund | 1,352,969 shares | 24,096,369 |
| * | Wells Fargo Advantage C & B Mid Cap Value Fund | 2,557,055 shares | 50,910,958 |
| * | Wells Fargo Advantage Index Fund | 796,255 shares | 39,868,505 |
| * | Wells Fargo Advantage Large Company Growth Fund | 1,807,605 shares | 89,006,488 |
| * | Wells Fargo Self Directed Account | N/A | 6,121,688 |
| | Total Common Stock Funds | | 377,063,045 |

WELLS FARGO FINANCIAL THRIFT AND PROFIT SHARING PLAN

**Schedule of Assets (Held At End of Year)**

**December 31, 2005**
**(continued)**

| | Identity of issue, borrower, lessor, or similar party | Description of investment including maturity date, rate of interest, collateral, par or maturity value | Current Value |
|---|---|---|---|
| * | Wells Fargo & Company Common Stock Fund | 1,965,358 shares | 23,813,649 |
| * | Wells Fargo Advantage Cash Investment Money Market Fund | 22,792,095 shares | 22,792,095 |
| * | Wells Fargo Financial Intermediate Bond Fund | 3,689,483 shares | 65,144,459 |
| * | Participant Loans | Variable rate, maturity dates from 1 to 10 years | 10,520,235 |
| | Total investments | | $499,333,483 |

* Denotes a Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

## SIGNATURE

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WELLS FARGO FINANCIAL THRIFT
AND PROFIT SHARING PLAN

Date: June 27, 2006

By: Retirement Committee of the Wells Fargo Financial Thrift and Profit Sharing Plan

By: 
Michael J. Matera, Member

## Exhibit Index

| Exhibit Number | Description of Exhibit |
| --- | --- |
| 23 | Consent of Independent Registered Public Accounting Firm |

Exhibit 23

**Consent of Independent Registered Public Accounting Firm**

The Board of Directors
Wells Fargo & Company

We consent to the incorporation by reference in the registration statement (No. 333-52600) on Form S-8 of Wells Fargo & Company of our report dated June 16, 2006, with respect to the statements of net assets available for plan benefits of the Wells Fargo Financial Thrift and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedule, which report appears in the December 31, 2005, Form 11K of the Wells Fargo Financial Thrift and Profit Sharing Plan.

Des Moines, Iowa
June 27, 2006

KPMG LLP